Transgene Announces First Half 2005 Financial Results

Strasbourg, France, August 3, 2005 – Transgene (Eurolist Paris: FR0005175080; NASDAQ: TRGNY) announced today financial results for the first half of 2005:

Condensed Consolidated Statements of Operations

US GAAP
(Amounts in thousands except per share data)
	Six month ended June 30,
	2005	2004
	€	€
	(unaudited)	(unaudited)
Total revenues	2178	987
Total operating expenses	(12037)	(11962)
Loss from operations	(9859)	(10975)
Interest and other income, net	95	341
Income tax benefit	353	(17)
Net loss	(9411)	(10651)
Basic loss per ordinary share	(0.94)	(1.06)

Transgene had total revenues of € 2.2 million (US$ 2.6 million) in the first half of 2005, a significant increase compared to € 1.0 million (US$ 1.21 million) for the same period of 2004. This increase reflects the development of third-party manufacturing and the recording in the first half of 2005, after completion of quality controls and client acceptance, of revenues from the EUROVAC (European Vaccine Effort against HIV/AIDS) manufacturing work which Transgene performed in the second quarter of 2004.

For the first six months of 2005, operating expenses were unchanged at € 12.0 million (US$ 14.6 million). Research and development expenses slightly decreased by 3%, from € 10.1 million (US$ 12.2 million) last year to € 9.8 million (US$ 11.9 million) in first half 2005. General and administrative costs amounted to € 2.2 million (US$ 2.7 million) in the first half of 2005 compared to € 1.9 million (US$ 2.3 million) in the first half of 2004.

Interest and other income was € 0.1 million (US$ 0.1 million) in first half 2005 compared to € 0.3 million (US$ 0.4 million) in the same period of 2004, due to lower cash and cash equivalent held (€ 4.5 million or US$ 5.4 million on June 30, 2005 — € 24.8 million or US$ 30.0 million on June 30, 2004). Net cash expenditures in the first half of 2005 was unchanged compared to last year, at € 10.2 million (US$ 12.3 million).

Through the successful follow-on offering of July 2005, the Company raised € 32.6 million (US$ 39.4 million), 85% of which was subscribed by new investors. An additional amount of € 18.7 million would be raised, by July 2006, in the event all warrants issued in the follow-on are exercised. The refinancing should enable the Company to continue its R&D activities through the beginning of 2008, and in particular to consolidate its Phase II trials results and seek partnerships within the pharmaceutical sector necessary for the later development of its product candidates.

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The net loss for the first six months ended June 30, 2005 was € 9.4 million (US$ 11.4 million) or € 0.94 (US$ 1.13) per share, compared to € 10.7 million (US$ 12.9 million), or € 1.06 (US$ 1.28) per share for the same period of 2004.

First Half 2005 Highlights:

February: Jean-Yves Bonnefoy was appointed Chief Scientific Officer.

February: The strategy was redefined based on a narrowed product portfolio and the expansion into the field of infectious diseases (hepatitis C).

February: Objectives achieved (phase II development) for the MVA-MUC1-IL2 vaccine against non small-cell lung cancer, which allows us to plan the initiation of a controlled phase IIb study in the last quarter of 2005, with randomization of patients, in combination with standard chemotherapy.

May: presentation of clinical results obtained with MVA-MUC1-IL2 at the annual conference of the American Society of Clinical Oncology.

Highlights since June 30, 2005:

July: successful capital increase through an offering of shares with warrants (actions à bon de souscription d’actions or ABSA). Net proceeds of € 32.6 million (US$ 39.4 million) were raised to continue Phase II programs.

July: Transgene announces achievement of clinical milestone by Merck & Co., Inc. using Transgene’s proprietary technology.

Transgene, based in Strasbourg, France is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines and immunotherapeutic products in oncology and infectious diseases. Transgene has a broad portfolio of clinical stage immunotherapy drugs, technologies available for out-licensing and viral vectors bio-manufacturing capacities.

This press release contains forward-looking statements referring to the establishment of development partnerships and the further testing and development of Transgene’s products. However, as is the case with all biopharmaceutical products and technology under development, results from clinical testing may not show favourable outcomes, and there is no certainty that appropriate partnerships will be established. As a result, the successful development and eventual commercialization of Transgene’s products is uncertain. For a description of the principal risks facing the development of Transgene’s products and technology, see Transgene’s Annual Report on Form 20-F and its other reports on file with the U.S. Securities and Exchange Commission.

Press Contacts:

Transgene	Image 7
Philippe Poncet C.F.O. and Investors Relations +33 3 88 27 91 21	Estelle Guillot-Tantay Tiphaine Hecketsweiler +33 1 53 70 74 93

www.transgene.fr

Condensed Consolidated Balance Sheets

(US GAAP)
(Amounts in thousands)
		June 30,	December 31,
	2005	2005	2004
	US$	€	€
	(unaudited)		(Audited)
ASSETS Cash and cash equivalents	5419	4479	14650
Other current assets	2966	2452	2632
Total current assets	8385	6931	17282
Property, plant and equipment, net	8109	6703	7095
Other assets	1836	1518	1125
Total assets	18331	15152	25502
LIABILITIES AND SHAREHOLDERS’ EQUITY Total current liabilities	5301	4382	5501
Total long-term liabilities	6970	5761	5768
Total shareholders’ equity	6060	5009	14233
Total liabilities and shareholders’ equity	18331	15152	25502

Condensed Consolidated Statements of Operations

US GAAP
(Amounts in thousands except share and per share data)
		Six month ended June 30,
	2005	2005	2004
	US$	€	€
	(unaudited)	(unaudited)	(audited)
Revenues Revenues from collaborative and licensing agreements	2635	2178	987
Grants received for research and development	0	0	0
Total revenues	2635	2178	987
Operating expenses Research and development	(11858)	(9802)	(10082)
General & administrative	(2704)	(2235)	(1880)
Total operating expenses	(14562)	(12037)	(11962)
Loss from operations	(11927)	(9859)	(10975)
Interest and other income, net	115	95	341
Income tax benefit	427	353	(17)
Net loss	(11385)	(9411)	(10651)
Loss per ordinary share	(1.13)	(0.94)	(1.06)
Weighted average number of shares outstanding	10055760	10055760	10055760
Loss per ADS (American Depositary Share)	(0.38)	(0.31)	(0.35)
Weighted average number of ADSs outstanding	30167280	30167280	30167280

Note: The official financial information of Transgene is stated in Euros. The financial information expressed in US$ is translated solely for the convenience of the reader at € 1.00 = $ 1.2098, the noon buying rate of the Federal Reserve Bank of New York on June 30, 2005.